UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-34152

WESTPORT FUEL SYSTEMS INC.

 (Translation of registrant's name into English)

 1691 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6P2

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐    Form 20-F    ☒     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
EXHIBIT INDEX

Exhibit	Description
99.1	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE PERIOD END JUNE 30, 2025
99.2	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPORT FUEL SYSTEMS INC.

By:	/s/ William E. Larkin
Name:	William E. Larkin
Title:	Chief Financial Officer

Date: August 11, 2025